April 11, 2016

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund II (the “Registrant”)
1933 Act File No. 333-122804
1940 Act File No. 811-21714
Comments received for PEA No. 37 filed on February 26, 2016

Dear Ms. Lithotomos:

Below is a summary of the comments I received from you on March 23, 2016 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2130 as soon as possible if you have any further questions or comments. Thank you.

General Comments - Prospectus

Comment (1): For all “Example” sections, please confirm that the numbers in the “Example” reflect a fee waiver only for the time period the fee waiver is in effect.

Response (1): We confirm.

Comment (2): Please consider adding a portfolio turnover rate risk for Funds that have a high portfolio turnover rate.

Response (2): We will add this risk to any such Fund.

Comment (3): Please confirm that “Bank Loans Risk” is considered a principal risk for the Funds that have it listed.

Response (3): We confirm.

Comment (4): For all instances where a Portfolio Manager is listed as managing a Fund “since its inception,” consider including the actual date the Portfolio Manager started managing the Fund.

Response (4): We will make this change.

Individual Fund Comments

MML Blend Fund

Comment (5): Please add disclosure under “Principal Investment Strategies” to describe how you determine when to buy and sell.

Response (5): We will add disclosure to address this.

MML Inflation-Protected and Income Fund

Comment (6): Please confirm that the Fee Table does not require a separate line item for Acquired Fund Fees and Expenses (“AFFE”).

Response (6): We confirm that a separate line item for AFFE is not required for this Fund.

MML U.S. Government Money Market Fund

Comment (7): The first paragraph under “Principal Risks” is missing the new required boilerplate language for government money market funds.

Response (7): We will add the missing disclosure.

Comment (8): If this Fund was not formerly a government fund, please include disclosure that the returns were achieved by investing in types of securities the Fund is no longer able to hold and that future performance may be lower as a result.

Response (8): We will add the requested disclosure.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Andrew M. Goldberg
Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MML Series Investment Fund II

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company